[Missing Graphic Reference] BOULDER FUNDS	BOULDER TOTAL RETURN FUND, INC. 2344 Spruce Street, Suite A Boulder, Colorado 80302 www.boulderfunds.net
April 1, 2011

VIA EDGAR AND EMAIL

Vincent J. DiStefano, Esq.
Senior Counsel
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:          Boulder Total Return Fund, Inc. (the “Registrant” or the “Fund”)
File No. 811- 07390
Definitive Proxy Statement on Schedule 14A

Dear Mr. DiStefano:

On behalf of the Registrant, attached hereto are definitive proxy materials relating to the proposed meeting of stockholders of the Boulder Total Return Fund, Inc. (the “Fund”), to be held on May 2, 2011.

These definitive proxy materials reflect changes to the preliminary proxy statement, which was filed on March 18, 2011 on Schedule 14A, in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) on Friday, March 25, 2011.

Set forth in the numbered paragraphs below are Staff comments of March 25, 2011 to the preliminary proxy statement, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s proxy statement.

1.	Comment: In Proposal 1, explain what is meant by making short sales in securities “against the box.”

Response: The following paragraph has been added to the section entitled, “Discussion” in Proposal 1:

The Fund is not proposing to change its fundamental investment policy prohibiting the Fund from selling securities short, except for such short-term credits as are necessary for the clearance of transactions and except that it may make short sales of securities “against the box.”  Accordingly, the Fund may continue to make short sales of securities in order to reduce market exposure and/or to increase its income if at all times when a short position is open, the Fund owns an equal or greater amount of such securities or owns preferred stock, debt or warrants convertible or exchangeable into an equal or greater number of the shares of common stock sold short.

2.
Comment:  In the “Discussion” of Proposal 1, the following statement is made, “If the revised fundamental policy is approved, it could permit the Fund to engage in borrowing or other forms of debt leverage in order to potentially redeem the Preferred Stock.” (Emphasis added.) In light of this statement, please include a discussion of the circumstances that would lead the Fund not to redeem the Preferred Stock.

Response:  The relevant sentence has been revised as follows:

Notwithstanding this, the Board may ultimately decide to leave the current Preferred Stock outstanding if, after evaluating liquidity solutions that would enable the Fund to redeem the Preferred Stock, the Board determines that such solutions would be inconsistent with the interests of all the Fund’s stockholders.

3.
Comment:  In the “Discussion” of Proposal 1, please explain how eliminating the Fund’s fundamental investment policy regarding margin limits the flexibility of the Fund to seek financing that would enable the Fund to redeem its Preferred Stock.

Response: The following sentence has been added to the section entitled, “Discussion” in Proposal 1:

Certain uses of debt financing could implicate the Fund’s policy prohibiting purchases on margin.  For example, if the Fund (after it had used borrowed funds to redeem the Preferred Stock) borrowed additional funds through the use of a revolving credit facility to make additional purchases of securities, this could potentially be viewed as purchasing securities on margin.

4.
Comment: In the “Discussion” of Proposal 1, please include the calculation for the “maximum rate” applied after the auctions failed and the dividend paid to Preferred Stockholders prior to the failed auctions.

Response: The following sentences have been added to the section entitled, “Discussion” in Proposal 1:

Prior to the auctions failing, the Preferred Stock dividend was set by the auction process.  As a result of the failed auctions, the Fund currently pays dividends on the Preferred Stock at the “maximum rate”, which, as set forth in the Fund’s charter, is the greater of 125% of 30-day LIBOR or 30-day LIBOR plus 125 basis points.

5.	Comment: In the “Discussion” of Proposal 1, please explain the statement that “the Fund’s fundamental policy in this area is more restrictive than the law requires”.

Response: The statement above has been revised as follows:

The 1940 Act does not require the Fund to adopt a fundamental investment policy regarding purchasing securities on margin.

6.
Comment: In the “Discussion” of Proposal 1, please strike the sentence, “These risks do not differ materially from the risks the Fund currently faces through using Preferred Stock,” and revise the risk discussion to highlight the differences between the risks associated with purchasing securities on margin and issuing preferred stock.

Response: The relevant section has been revised as follows:

The following describes the additional risks associated with leveraging the Fund through the use of borrowing and purchasing securities on margin.

As discussed above, if the Fund is permitted to purchase securities on margin, the Fund will be required to post its existing assets as collateral for the loan.   If the value of the securities posted as collateral decreases in value beyond certain levels, the Fund would be required to post additional collateral or repay some or all of the loan. Purchasing securities on margin could therefore cause the Fund to liquidate portfolio holdings when it may not be advantageous to do so to satisfy its margin obligations. Increases and decreases in the value of the Fund’s portfolio would be magnified if the Fund purchases securities on margin.

Since the proposed amendment will provide the Fund with greater borrowing flexibility, the Fund may be subject to additional costs, such as a commitment or other fee to maintain a line of credit.  This would increase the cost of borrowing over the stated interest rate.  In addition, the Fund may be subject to covenants and other contractual provisions that restrict its operations.  A breach of any such covenants not cured within the specified cure period may result in acceleration of outstanding indebtedness and require the Fund to dispose of portfolio investments at a time when it may be disadvantageous to do so.

In addition, to the extent the Fund enters into borrowings, the rights of lenders in those borrowing transactions will be senior to the rights of holders of the Fund’s common stock. Furthermore, future changes in the credit markets could cause the interest rate payable on any alternative funding arrangements to increase relative to the dividend and interest rates the Fund earns on its portfolio securities, which could reduce or even eliminate the benefits of leverage to the Fund. Moreover, if the Fund utilizes debt leverage, it could be required to maintain an asset coverage ratio of 300% on any outstanding indebtedness, instead of the asset coverage of 200% that it is currently required to maintain on its Preferred Shares. If the Fund were unable to maintain the required 300% asset coverage, it could be required to deleverage and sell a portion of its investments at a time when it might be disadvantageous to do so.

Additionally, the Fund’s leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. These risks include the possibility of higher volatility of the Fund’s net asset value and the asset coverage of the Fund’s indebtedness. This means that if there is a net decrease in the value of the Fund’s investment portfolio, the use of leverage will likely cause a greater decrease in the net asset value per common share and the market value per common share than if the Fund were not leveraged.

Successful use of a leveraging strategy depends on the Advisers’ ability to correctly predict interest rates and market movements, and there is no assurance that a leveraging strategy will be employed or will be successful during any period in which it is employed. If Proposal 1 is approved by stockholders and the Fund leverages using borrowing or margin  purchases, the Advisers could be viewed as having an economic incentive to utilize leverage because the use of leverage would increase the Fund's total assets and hence the fees paid by the Fund to the Advisers. However, the Fund was initially structured to be leveraged with Preferred Stock, so that changing the form of leverage, in whole or in part, should not enhance any such incentive.

7.
Comment: In the “Discussion” of Proposal 1, the sentence, “Because this leverage would subject the Fund to additional costs, the Fund would only engage in these transactions when the Advisers and the Board believe that the cost of carrying the assets to be acquired through leverage would be lower than the Fund’s expected return on its investment,” is misplaced within the risk section since it is a strategy, not a risk.

Response: The relevant sentence has been deleted in response to Comment 5, above.

8.
Comment: In Proposal 2, the proposed charter amendments provide, “Upon the redemption as a whole of the Preferred Stock, each Director elected solely by the holders of Preferred Stock shall continue to serve as a Director of the Fund for the remainder of his or her term and until his or her successor is duly elected and qualified.” (Emphasis added.) As a result of this amendment, the Director would remain as a Director forever if a successor is never elected and qualified.  Please replace the “and” with “or” if this is not the intended result.

Response: The current proposed charter amendment language comports with Maryland General Corporation Law (“MGCL”).   MGCL Section 2-404, governing the election and tenure of directors, uses “and” as the conjunction between the term of office and the time the director’s successor is elected and qualified, and is consistent with the proposed language of the charter amendments.  In addition, MGCL Section 2-405 provides that, in the event of a failure to elect directors at the designated time, the directors hold over until their successors are elected and qualify.  A holdover director would stand for election at the next annual meeting.

9.	Comment: In the Director’s table contained within Proposal 3, please specify that the Other Directorships Held By Director are within the last 5 years.

Response: The relevant heading in the table has been revised to state, “Other Directorships Held By Director Within the Last 5 Years.”

10.
Comment:  In the section entitled, “Information About the Directors’ Qualifications, Experience, Attributes and Skills,” clarify which of each Directors’ qualifications, experience, attributes and skills led the Board to conclude that each person should serve as a Director of the Fund.

Response: The relevant section has been revised as follows:

Joel W. Looney, Director.  Mr. Looney joined the Board in 2001 and sits on the boards of three other closed-end investment companies affiliated with the Fund – the Boulder Growth & Income Fund (“BIF”) since 2002, The Denali Fund (“DNY”) since 2007, and First Opportunity Fund since 2003 (“FOFI”; together, the “Affiliated Funds”).  He holds a Certified Financial Planner (“CFP”) designation and, since 1999, has been a principal and partner with Financial Management Group, LLC, an investment management firm in Salina, KS (“FMG”).  Mr. Looney is a registered representative with VSR Financial Services, Inc. of Overland Park, Kansas and holds FINRA-approved Series 7, Series 63 Uniform State Law and Series 65 Uniform Investment Adviser Law certifications.  Prior to his current position with FMG, Mr. Looney was vice president and CFO for Bethany College in Lindsborg, Kansas (1995 to 1999) and also served as vice president and CFO for St. John’s Military School in Salina, Kansas (1986 to1995).  From the late 1980’s until January, 2001, Mr. Looney served, without compensation, as one of three trustees of the Mildred Horejsi Trust, an affiliate of the EH Trust.  Mr. Looney holds a B.S. from Marymount College and an MBA from Kansas State University.

Based upon the foregoing, the Board selected Mr. Looney to serve as a Director of the Fund because of his financial, accounting and investment knowledge and experience and because of his substantial closed-end investment company experience, during which he has dealt skillfully with a broad range of complex issues with respect to the Fund and Affiliated Funds.  In addition, Mr. Looney’s past experience as a chief financial officer and his ongoing experience in the investment management industry uniquely qualifies him as a Director and, in particular, as chairman of the Audit Committee and the Fund’s “financial expert” (as defined under the Securities and Exchange Commission's Regulation S-K, Item 407(d)).

Richard I. Barr, Director and Chairman of the Board.  Mr. Barr joined the Board in 1999 and sits on the boards of each of the three Affiliated Funds; BIF since 2002, DNY since 2007, and FOFI since 2001.  Mr. Barr served as president and director of Advantage Sales and Marketing (1996 to 2001), president and CEO of CBS Marketing (1963 to 1996), member of the board of directors (and National Chairman) for the Association of Sales and Marketing Companies (formerly the National Food Brokers Association), president of the Arizona Food Brokers Association, and advisory board member for various food manufacturers, including H.J. Heinz, ConAgra, Kraft Foods, and M&M Mars.  In addition to these professional positions and experience, Mr. Barr has served in a number of leadership roles with various charitable or other non-profit organizations, including as member of the board of directors of Valley Big Brothers/Big Sisters, member of the board of advisers for University of Kansas Business School, and member of the board of directors for St. Mary’s Food Bank.  Mr. Barr holds a B.S. from the University of Kansas.

Based upon the foregoing, the Board selected Mr. Barr to serve as a Director of the Fund because of his diverse business background, his management and executive experience and because of his substantial closed-end investment company experience, during which he has dealt skillfully with a broad range of complex issues with respect to the Fund and Affiliated Funds.

Dr. Dean Jacobson, Director.  Dr. Jacobson joined the Board in 2004 and sits on the boards of each of the three Affiliated Funds; BIF since 2006, DNY since 2007, and FOFI since 2003.  Since 1985, Dr. Jacobson has been president and CEO of Forensic Engineering, Inc., a consulting engineering firm providing scientific and technical expertise in a number of areas where discovery related to property damage and/or personal injury is necessary (e.g., accident reconstruction, failure and design analysis of products, animation and simulation of fires, explosions and mechanical system functions). He sits on the boards of directors of Southwest Mobile Storage Inc. (1995 to Present) and Arizona State University Sun Angel Foundation (past chairman) (1995 to Present).  Dr. Jacobson previously sat on the board of directors of Arizona State University Foundation (1999 to 2009).  He is a Professor Emeritus at Arizona State University (“ASU”) and held a number of faculty and advisory positions at ASU between 1971 and 1997, including director of the Science and Engineering of Materials Ph.D. program and tenured professor of Engineering, and he has also served as a professor and/or research assistant at the University of California at Los Angeles (“UCLA”) (1964 to 1969) and the University of Notre Dame (“Notre Dame”) (1957 to 1963).  Dr. Jacobson is a renowned expert in business engineering processes and has published over 130 scholarly and peer-reviewed research articles in numerous academic, research and business journals and publications.  He holds two patents and a number of professional and business designations.  He holds a B.S. and an M.S. from Notre Dame, and a Ph.D. from UCLA.

Based upon the foregoing, the Board selected Dr. Jacobson to serve as a Director of the Fund because of his academic qualifications, his critical thinking, analytical skills, executive and business experience and because of his substantial closed-end investment company experience, during which he has dealt skillfully with a broad range of complex issues with respect to the Fund and Affiliated Funds.

Susan L. Ciciora, Director.  Ms. Ciciora joined the Board in 2001 and sits on the boards of each of the three Affiliated Funds; BIF since 2006, DNY since 2007 and FOFI since 2003.  She is one of three trustees of the Lola Trust since 1994 and the EH Trust since 1992.  Ms. Ciciora has other business experience, including various executive positions with her family’s mid-west welding supply company and a custom home construction company.  She also has served as a director of the Horejsi Charitable Foundation, Inc. (the “Foundation”) since 1997.  She holds a B.S. from the University of Kansas.  Ms. Ciciora is Stewart Horejsi’s daughter and John S. Horejsi’s sister.  As a trustee and beneficiary under the Brown Trust and Ernest Trust, the Fund’s largest stockholders, Ms. Ciciora has a vested interest in ensuring that the Fund’s investment ideals are and continue to be followed.

Based upon the foregoing, the Board selected Ms. Ciciora to serve as a Director of the Fund because of her business, financial, and investment experience, and because of her substantial closed-end investment company experience, during which she has dealt skillfully with a broad range of complex issues with respect to the Fund and Affiliated Funds.

John S. Horejsi, Director.  Mr. Horejsi joined the Board in 2006 and sits on the boards of each of the three Affiliated Funds; BIF since 2004, FOFI since 2006 and DNY since 2007.  He has been involved in a number of business ventures, including as manager of a record label and music production company, various positions with his family’s mid-west regional welding supply business and as part owner and driver for an automobile racing team.  Mr. Horejsi also has board experience outside of the Funds as a director of the Foundation, (since 1997).  Mr. Horejsi previously held a commercial real estate license in California.  Mr. Horejsi holds a B.S. from the University of Kansas.  Mr. Horejsi is Stewart Horejsi’s son and Susan Ciciora’s brother.  He is a beneficiary under the Brown Trust and Mildred Trust, the Fund’s largest stockholders.  Accordingly, Mr. Horejsi has a vested interest in making sure the Fund’s investment ideals are and continue to be followed.

Based upon the foregoing, the Board selected Mr. Horejsi to serve as a Director of the Fund because of his executive, business, financial, and investment experience, and because of his substantial closed-end investment company experience, during which he has dealt skillfully with a broad range of complex issues with respect to the Fund and Affiliated Funds.

In connection with the responses made herein, the undersigned hereby acknowledges on behalf of the Registrant that:

•	Registrant is responsible for the adequacy and the accuracy of the disclosure contained in its proxy statement;

•	comments of Staff or changes to disclosure in response to Staff comments in the filing reviewed by Staff do not foreclose the SEC from taking any action with respect to the filing made; and

•
if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions or further comments, please contact the undersigned at (303) 449-0426.

Very truly yours,

/s/ Jennifer T. Welsh
Jennifer T. Welsh

cc:           Stephen C. Miller
Art Zwickel, Paul, Hastings, Janofsky & Walker LLP